

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Richard Wong
Interim Chief Executive Officer and Chief Financial Officer
AgriFORCE Growing Systems, Ltd.
2233 Colombia Street, Suite 300
Vancouver, B.C., V5Y 0M6

> **Re: AgriFORCE Growing Systems, Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2023**
> **File No. 333-276151**

Dear Richard Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:      Jolie Kahn